EXHIBIT 99.1

Elbit Vision Systems Announces  Second Quarter 2017 Results

Revenues at $2.3 million; Net Income of $0.4 million

Second quarter 2017 highlights

  Revenue at $2.3 million;
  Gross and operating margins at 55.9% and 18.7%, respectively;
  Net income of $396 thousand, representing 17.4% of revenues;
  Shareholders’ equity reached $6.7 million with cash and equivalents at $4.4 million;

CAESAREA, Israel, Aug. 09, 2017 (GLOBE NEWSWIRE) --  Elbit Vision Systems Ltd.  (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, today presented its consolidated financial results for the quarter ending June 30, 2017.

Sam Cohen, CEO of EVS commented, “We have experienced some delays in several large orders from the US, and we have seen a softer than expected market in China. However, all indications point to a healthy backlog by year end.  Moreover, our recent successes in iBar placements give us a reason to be excited about the future.  We have received land orders in recent weeks that represent several hundred potential units in the Automotive and Technical Textile markets.  These orders prove that our drive to automate this industry is certainly within reach.”

Second quarter 2017 Results
Revenues for the quarter were $2.3 million, an 11% decrease compared to $2.6 million in the second quarter of 2016.

Gross profit for the quarter was $1.3 million, representing 55.9% of revenues, a decrease of 8% compared to $1.4 million for the second quarter of 2016, which represented 54.3% of revenues.

Operating income for the quarter was $427 thousand (18.7% of revenue), a decrease of 32% compared to $630 thousand (24.7% of revenues) in the second quarter of 2016.

Net income was $396 thousand (17.4% of revenue), a decrease of 32% compared to $587 thousand (23.0% of revenues) in the second quarter of 2016.

Conference call details
The Company will also host a conference call later today at 9:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:                              1 866 668 9141           at 10 am Eastern Time
Israel:                          03 918 0610                at 5 pm Israel Time
International:               +972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’ website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD. CONDENSED CONSOLIDATED BALANCE SHEET AT JUNE 30, 2017 IN U.S. DOLLARS

	Jun-30		Dec-31
	2017	2016	2016

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	4,255	3,950	4,528
Restricted deposits (short term)	103	112	111

Trade accounts receivable	1,634	1,515	1,136
Other receivables	213	56	286
Inventories	1,801	1,378	1,651
Total current assets	8,006	7,011	7,712

LONG-TERM RECEIVABLES:
Severance pay fund	54	140	140
Other long-term receivables	156	68	35
Total long-term receivables	210	208	175

PROPERTY, PLANT AND
EQUIPMENT – net of
accumulated depreciation and
amortization	90	36	29

OTHER ASSETS
Goodwill	242	242	242

Total assets	8,548	7,497	8,158

	Jun-30		Dec-31
	2017	2016	2016

	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	-	146	-
Trade account payable	504	669	776
Deferred revenues	410	470	231
Other payables	750	669	1,031
Total current liabilities	1,664	1,954	2,038

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	-	318	-
Other Long Terms liabilities	90	293	165

Accrued severance pay	70	154	155
Total long-term liabilities	160	765	320
Total liabilities	1,824	2,719	2,358

SHAREHOLDERS’ EQUITY	6,724	4,778	5,800

Total liabilities and shareholders’ Equity	8,548	7,497	8,158

ELBIT VISION SYSTEMS LTD. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX AND THREE-MONTHS PERIOD ENDED JUNE 30, 2017 IN U.S. DOLLARS

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		December 31,
	2017	2016	2017	2016	2016

	U.S. dollars in thousands (except per share data)

Revenues	4,781	4,884	2,279	2,555	10,146

Cost of Revenues	2,154	2,150	1,006	1,168	4,530
Gross Profit	2,627	2,734	1,273	1,387	5,616

Research and development	595	523	292	250	1,378
Marketing and selling	655	667	311	293	1,254
General and administrative	445	418	243	214	826

Operating Income	932	1,126	427	630	2,158

Financial Expenses – net	(54)	(79)	(31)	(43)	(134)

Profit before taxes on income	878	1,047	396	587	2,024
Taxes on Income	-	-	-	-	-
Net profit for the period	878	1,047	396	587	2,024

Profit per share basic	0.09	0.11	0.04	0.06	0.22
Profit per share diluted	0.09	0.11	0.04	0.06	0.21
Weighted average number
of shares used in Computation
of profit per share:

Basic (in thousands)	9,378	9,335	9,392	9,338	9,338
Diluted (in thousands)	9,395	9,356	9,409	9,358	9,593

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft/Gavriel Frohwein
Tel: +1 646 688 3559
evs@gkir.com